

Mail Stop 3720

May 19, 2016

Emil Malak
Chief Executive Officer
VoIP-Pal.Com Inc.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

>   **Re: VoIP-Pal.Com Inc.**
>   **Form 10-12G**
>   **Filed April 22, 2016**
>   **File No. 000-55613**

Dear Mr. Malak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   Please revise, as applicable, to disclose whether the company is an Emerging Growth Company as defined under the JOBS Act, and whether the company intends to rely upon the various exemptions available to companies meeting that definition.

Business, page 3

3. We note that your patents provide the means to integrate VoIP services with any of the legacy telecommunications systems. We further note your disclosure on page 4 that limits the application of your patents to Telco systems. Please explain this apparent inconsistency or advise.

4. We note that the USPTO has issued your company ten patents. Please provide a range of expiration dates in your business discussion. Further, please provide the expiration date for each patent beginning on page 4. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Liquidity and capital resources, page 6

5. We note that you have incurred net losses as a result of acquiring, developing and testing VoIP-related technology. Please disclose the estimated amount you have spent on research and development activities during each of the last two fiscal years. Please refer to Item 101(h)(4)(x) of Regulation S-K.

6. We note your disclosure on page 7 that you have issued stock-based compensation to officers, directors, and other key consultants. Please disclose the total employees and number of full-time employees in your company. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 8

7. We note your footnote disclosure that Digifonica Intellectual Properties holds shares in trust for Mr. Malak and Mr. Candy. Please identify the person or persons who have sole or shared voting or investment power over the securities held by Digifonica Intellectual Properties. Please refer to Item 403 of Regulation S-K and Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits

8. Please note that the share purchase agreement between your company and Digifonica appears to be a material contract that should be included as an exhibit to the registration statement. Please refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Aaron D. McGeary
        The McGeary Law Firm, P.C.